Official Exclusion of e-Shinhan from Shinhan Financial Group

On August 29, 2005, Shinhan financial Group (the “Group”) announced that the Group decided to liquidate e-Shinhan (the “Company”), one of its subsidiaries, which provides internet based financial services. The liquidation process was terminated on November 24, 2005, when the Company held a general shareholders’ meeting for the closure of the Company. With the termination of liquidation process, e-Shinhan was officially excluded from the subsidiaries of Shinhan Financial Group on November 24, 2005.